December 16, 2024

Alejandro Moragues
Chief Financial Officer
Turbo Energy, S.A.
Street Isabel la Cat  lica, 8, Door 51
Valencia, Spain 46004

        Re: Turbo Energy, S.A.
            Form 20-F for the Year Ended December 31, 2023
            File No. 001-41813
Dear Alejandro Moragues:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing